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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of October, 2004
                                          -------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




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                                      INDEX



Document                                                    Page Number

Press Release dated October 14, 2004                             3

Signature Page                                                   5

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[ATI Technologies LOGO]

For media inquiries:
Chris Evenden, Director, Public Relations
905-882-2600, ext. 8107 or cevenden@ati.com
                           ----------------


                 ATI CEO Announces Trading Plan

MARKHAM, Ontario - Thursday October 14, 2004 - ATI Technologies Inc. (TSX:ATY,
NASDAQ:ATYT) announced today that David Orton, President and CEO of ATI, has advised the company that he intends to enter into a new trading plan to sell a portion of his holdings of shares of the company. The trading plan is identical in concept to the one Mr. Orton announced almost a year ago, in November 2003.
Under the terms of the trading plan, which will comply with the requirements of the U.S. Securities and Exchange Commission's Rule 10b5-1, Mr. Orton anticipates selling up to 40% of his common shares and options, subject to market conditions.

At the time the original plan was announced, ATI was only the second Canadian company to announce trading by its senior executives, and the first to announce a trading plan. "This plan provides transparency to the investment community and separates executives from their trades and market conditions, consistent with good corporate governance," said Terry Nickerson, ATI's CFO.

The SEC's Rule 10b5-1 permits senior executives to adopt written trading plans at a time when they are not in possession of material non-public information and to sell shares according to that plan with pre-determined volume and price parameters. Sales under the plan will occur in a systematic manner with the goal of minimal market impact by spreading such sales over a more extended period of time than would be available using traditional trading window periods.


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Mr. Orton has advised that he intends to implement the trading plan in order to continue to meet his personal objectives for estate planning and tax purposes.


About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

                                     - 30 -

Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI
Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------

Other ATI Contacts:
Trevor Campbell, Director, Porter Novelli Canada,
At (416) 422-7202 or trevor.campbell@porternovelli.com
                     ---------------------------------

For investor relation's support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
At (905) 882-2631 or janet@ati.com
                     -------------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.



Date:  October 15, 2004        By:  //Terry Nickerson//
                                   -------------------------------------------
                                   Name:    Terry Nickerson
                                   Title:   Senior Vice President, Finance and
                                   Chief Financial Officer